UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

008-12160

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HAROLD DANCE INVESTMENTS**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

360 N MAIN ST

(No. and Street)

LOGAN   **UT**   **84321**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANIEL J. NEELEY   435-752-8484   DAN@HAROLDDANCE.COM
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & CO. LLP

(Name – if individual, state last, first, and middle name)

A-94/8, WAZIPUR INDUSTRIAL AREA, MAIN RING ROAD **NEW DELHI   INDIA   110052**
(Address)   (City)   (State)   (Zip Code)

02/10/2009   **3223**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DANIEL J. NEELEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAROLD DANCE INVESTMENTS, as of 12/31, 2 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF UTAH)
COUNTY OF CACHE)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 31 DAY OF MARCH. 2022.
BY DANIEL J. NEELEY.

WITNESS MY HAND AND OFFICIAL SEAL.

Kent Haueter

Notary Public
MY COMMISSION EXPIRES APRIL 2, 2022.

Signature: Daniel J. Neeley

Title: VICE PRESIDENT

NOTARY PUBLIC
KENT HAUETER
699765
COMMISSION EXPIRES
APRIL 2, 2022
STATE OF UTAH

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
For the year ending December 31, 2021

ASSETS		2021
Cash	$	185,148
Restricted cash		4,000
Securities owned:		
Money market funds		20,596
Mutual funds		252,063
Fees receivable		254,726
Prepaid expenses		6,872
Equipment, net of accumulated depreciation of $20,401		1,904
Total assets	$	725,309

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	34,055
Total liabilities		34,055
Stockholders' equity:		
Common stock, $1.00 par value, 50,000 shares		
authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		299,000
Retained earnings		391,254
Total stockholders' equity		691,254
Total liabilities and stockholders' equity	$	725,309

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Fees Receivable

Fees receivable are amounts due from mutual fund and variable annuity companies for distribution services and amounts due from clients for investment advisory services. Fees receivable are unsecured and are carried at their estimated collectible amounts. No provision for losses on fees receivable exists based on past historical experience, with the mutual fund and variable annuity companies and with clients, combined with current information from those

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2021

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

companies and clients. Management believes that the historical loss information is a reasonable base on which to determine expected credit losses because the nature of those receivables (i.e., the risk characteristics of its vendors have not changed significantly over time).

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Leases

Operating lease right-of-use (ROU) asset represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU asset and lease liability are recognized at commencement date based on the present value of lease payments over the lease term. If a leasing arrangement does not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company does not recognize a lease liability or ROU asset on the financial statements.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

-6-

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2021

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Application of Accounting Standards

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," which changes the impairment model for most financial instruments. Prior guidance required the recognition of credit losses based on an incurred loss impairment methodology that reflects losses once the losses are probable. The new standard requires the use of a current expected credit loss model to immediately recognize an estimate of credit losses that are expected to occur over the life of the financial instruments that are in the scope of this update, including trade receivables. The standard does not prescribe a specific method to make an estimate, so the application requires judgement and should consider historical information, current information, and reasonable and supportable forecasts, and includes estimates of prepayment.

There were no other new accounting pronouncements relevant for the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations

Note 2 – Restricted Cash

The Company has established a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3- Fees Receivable
During the year ended December 31, 2021 the Company had $254,726 receivable from mutual fund and variable annuity companies for distribution services and amounts due from clients for investment advisory services.

Note 4 – Securities Owned

Securities owned are recorded at fair market value and consist of the following:

		2021
Money market funds	$	20,596
Mututal funds, at cost		185,000
Unrealized holding gains		67,063
	$	272,659

-7-

Note 5 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

Note 5 – Fair Value Measurements (continued)

The following tables provide financial assets carried at fair value:

		December 31, 2021		
	Level 1	Level 2	Level 3	Total
Fair value hierarchy:				
Mutual funds - balanced	$ 252,063	-	-	252,063
Money market funds	20,596	-	-	20,596
Investments at fair value				$ 272,659

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2021 the Company's minimum net capital requirement was $25,000. At December 31, 2021, the Company had net capital of $374,431, which was $349,431 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.091 to 1.

Note 7 – Subsequent Events

The Company evaluated its December 31, 2021, statements of financial condition for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.



AJSH & Co LLP
Chartered Accountants

Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Harold W. Dance, Inc. DBA Harold Dance Investments

Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") and the related notes to the statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co

AJSH & Co LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
March 31, 2022

MEMBER